Aflac Incorporated 2nd Quarter 2016 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2016	2015	2016	2015
Fixed charges:
Interest expense(1)	$65,731	$74,650	$130,890	$157,307
Interest on investment-type contracts	17,674	13,893	33,755	27,553
Rental expense deemed interest	127	133	262	266
Total fixed charges	$83,532	$88,676	$164,907	$185,126
Earnings before income tax(1)	$834,112	$874,850	$1,951,266	$1,887,200
Add back:
Total fixed charges	83,532	88,676	164,907	185,126
Total earnings before income tax and fixed charges	$917,644	$963,526	$2,116,173	$2,072,326
Ratio of earnings to fixed charges	11.0x	10.9x	12.8x	11.2x
(1)Excludes interest expense on income tax liabilities